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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.             )1

VOXWARE, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

92906L105

(CUSIP Number)

Thomas J. Drury

President and Chief Executive Officer

Voxware, Inc.

168 Franklin Corner Road

Lawrenceville, New Jersey 08648

609-514-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (12-02)

CUSIP No. 92906L105	13D	Page 2 of 6

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas J. Drury, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 39,790,558 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 39,790,558 10 SHARED DISPOSITIVE POWER 0

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,790,558 – Mr. Drury is reporting beneficial ownership of 39,790,558 shares based upon a grant of an option on January 5, 2004, to purchase 39,790,558 shares of the Issuer’s common stock. Mr. Drury is reporting the entire option grant on this Schedule 13D, although such option is exercisable as to 1/48th of the option at the end of each month of employment with the Issuer commencing February 5, 2004.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.8%
14	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 92906L105	13D	Page 3 of 6

Item 1. Security and Issuer

This statement relates to the common stock, $0.001 par value per share of Voxware, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principle executive office is 168 Franklin Corner Road, Lawrenceville, New Jersey 08648.

Item 2. Identity and Background

This statement is being filed by Thomas J. Drury, Jr. Mr. Drury is the President and Chief Executive Officer of the Issuer located at 168 Franklin Corner Road, Lawrenceville, New Jersey 08648.

During the last five years prior to the date hereof, Mr. Drury has not been convicted in a criminal proceeding or been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Mr. Drury is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

On January 5, 2004, the Issuer granted Mr. Drury an option to purchase 39,790,558 shares of its common stock. Although Mr. Drury is reporting beneficial ownership of the entire grant at this time, such option becomes exercisable as to 1/48th of the option grant at the end of each month of Mr. Drury’s employment with the Issuer commencing February 5, 2004. Mr. Drury is expected to use personal funds in the event that such option is exercised.

Item 4. Purpose of Transaction

The Issuer granted Mr. Drury the option to purchase 39,790,558 shares of its common stock in connection with its hiring of Mr. Drury as its President and Chief Executive Officer. Mr. Drury does not have any plans that would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

CUSIP No. 92906L105	13D	Page 4 of 6

(f) Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) Mr. Drury is the beneficial owner of 39,790,558 shares of the Issuer’s common stock. Mr. Drury is reporting beneficial ownership of 39,790,558 shares based upon a grant of an option on January 5, 2004, to purchase 39,790,558 shares of the Issuer’s common stock. Mr. Drury is reporting the entire option grant on this Schedule 13D, although such option is exercisable as to 1/48th of the option at the end of each month of employment with the Issuer commencing February 5, 2004,.

(b) Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	39,790,558

(ii)	shared power to vote or to direct the vote:	0

(iii)	sole power to dispose or to direct the disposition:	39,790,558

(iv)	shared power to dispose or to direct the disposition:	0

(c) Except as set forth above, Mr. Drury has not effected any transaction in the Issuer’s common stock during the last 60 days.

(d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of common stock beneficially owned by Mr. Drury.

(e) Not applicable.

CUSIP No. 92906L105	13D	Page 5 of 6

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On January 5, 2004, the Issuer granted Mr. Drury an option, evidenced by a stock option agreement, to purchase 39,790,558 shares of the Issuer’s common stock.

Item 7. Material to Be Filed as Exhibits

(a)	Attached hereto as Exhibit A is the Incentive Stock Option Agreement dated January 5, 2004 by and between the Issuer and Thomas J. Drury, Jr.

CUSIP No. 92906L105	13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 12, 2004
Date

/s/ Thomas J. Drury, Jr.
Signature
Thomas J. Drury, Jr.
President and CEO
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

Exhibit A

VOXWARE, INC.

Incentive Stock Option Agreement

Granted Under 2003 Stock Incentive Plan

1. Grant of Option.

This agreement evidences the grant by Voxware, Inc., a Delaware corporation (the “Company”), on January 5, 2004 (the “Grant Date”) to Thomas J. Drury, Jr., an employee of the Company (the “Participant”), of an option to purchase, in whole or in part, on the terms provided herein and in the Company’s 2003 Stock Incentive Plan (the “Plan”), a total of 39,790,558 shares (the “Shares”) of common stock, $0.001 par value per share, of the Company (“Common Stock”) at $0.015 per Share. Unless earlier terminated, this option shall expire at 5:00 p.m., Eastern time, on January 5, 2014 (the “Final Exercise Date”).

It is intended that the option evidenced by this agreement shall be, to the extent permitted under applicable law, an incentive stock option as defined in Section 422 of the Internal Revenue Code of 1986, as amended, and any regulations promulgated thereunder (the “Code”). Except as otherwise indicated by the context, the term “Participant”, as used in this option, shall be deemed to include any person who acquires the right to exercise this option validly under its terms.

2. Vesting Schedule.

This option will become exercisable (“vest”) as to 1/48th of the original number of Shares at the end of each month of employment with the Company commencing February 5, 2004 until the fourth anniversary of the Grant Date.

The right of exercise shall be cumulative so that to the extent the option is not exercised in any period to the maximum extent permissible it shall continue to be exercisable, in whole or in part, with respect to all Shares for which it is vested until the earlier of the Final Exercise Date or the termination of this option under Section 3 hereof or the Plan.

3. Exercise of Option.

(a) Form of Exercise. Each election to exercise this option shall be in writing, signed by the Participant, and received by the Company at its principal office, accompanied by this agreement, and payment in full in the manner provided in the Plan, including, without limitation, all of the provisions of Section 5(f) of the Plan. The Participant may purchase less than the number of shares covered hereby, provided that no partial exercise of this option may be for any fractional share.

(b) Continuous Relationship with the Company Required. Except as otherwise provided in this Section 3, this option may not be exercised unless the Participant, at the time he or she exercises this option, is, and has been at all times since the Grant Date, an employee or officer of, or consultant or advisor to, the Company or any parent or subsidiary of the Company as defined in Section 424(e) or (f) of the Code (an “Eligible Participant”).

(c) Termination of Relationship with the Company. If the Participant ceases to be an Eligible Participant for any reason, then, except as provided in paragraphs (d) and (e) below, the right to exercise this option shall terminate six months after such cessation (but in no event after the Final Exercise Date), provided that this option shall be exercisable only to the extent that the Participant was entitled to exercise this option on the date of such cessation. Notwithstanding the foregoing, if the Participant, prior to the Final Exercise Date, violates the non-competition, non-solicitation or confidentiality provisions of any employment contract, confidentiality and nondisclosure agreement or other agreement between the Participant and the Company, the right to exercise this option shall terminate immediately upon written notice to the Participant from the Company describing such violation.

(d) Exercise Period Upon Death or Disability. If the Participant dies or becomes disabled (within the meaning of Section 22(e)(3) of the Code) prior to the Final Exercise Date while he or she is an Eligible Participant and the Company has not terminated such relationship for “cause” as specified in paragraph (e) below, this option shall be exercisable, within the period of one year following the date of death or disability of the Participant, by the Participant (or in the case of death by an authorized transferee), provided that this option shall be exercisable only to the extent that this option was exercisable by the Participant on the date of his or her death or disability, and further provided that this option shall not be exercisable after the Final Exercise Date.

(e) Discharge for Cause. If the Participant, prior to the Final Exercise Date, is discharged by the Company for “Cause” (as defined in the Employment Agreement between the Company and the Participant dated March 3, 2004 (the “Employment Agreement”)), the right to exercise this option shall terminate on the date that is one month following the effective date of such discharge. The Participant shall be considered to have been discharged for “Cause” if the Company determines, within 30 days after the Participant’s resignation, that discharge for Cause was warranted.

4. Tax Matters.

(a) Withholding. No Shares will be issued pursuant to the exercise of this option unless and until the Participant pays to the Company, or makes provision satisfactory to the Company for payment of, any federal, state or local withholding taxes required by law to be withheld in respect of this option.

(b) Disqualifying Disposition. If the Participant disposes of Shares acquired upon exercise of this option within two years from the Grant Date or one year after such Shares were acquired pursuant to exercise of this option, the Participant shall notify the Company in writing of such disposition.

(c) Taxation upon Exercise of Option. To the extent that this Option is not an incentive stock option, the Participant understands that, upon exercise of this Option, the Participant will recognize income for tax purposes in an amount equal to the excess of the then fair market value of the Shares over the exercise price. Upon a resale of such Shares by the Participant, any difference between the sale price and the fair market value of the Shares on the date of exercise of the option will be treated as capital gain or loss.

(d) Tax Consequences. The Participant understands that any of the foregoing references to taxation are based on federal income tax laws and regulations now in effect. The Participant has reviewed with the Participant’s own tax advisors the federal, state, local and foreign tax consequences of the transactions contemplated by this Agreement. The Participant is relying solely on such advisors and not on any statements or representations of the Company or any of its agents. The Participant understands that the Participant (and not the Company) shall be responsible for the Participant’s own tax liability that may arise as a result of the transactions contemplated by this Agreement.

(e) Withholding Taxes. To the extent applicable, no Shares will be issued pursuant to the exercise of this Option unless and until the Participant pays to the Company, or makes provision satisfactory to the Company for payment of, any federal, state or local withholding taxes required by law to be withheld in respect of this option.

5. Nontransferability of Option.

This option may not be sold, assigned, transferred, pledged or otherwise encumbered by the Participant, either voluntarily or by operation of law, except by will or the laws of descent and distribution, and, during the lifetime of the Participant, this option shall be exercisable only by the Participant.

6. Effect of Change of Control on Vesting.

Upon a Change of Control, other than a Management Buy Out, as such terms are defined in the Employment Agreement, the unvested portion of the Option shall immediately vest in a pro rata percent equal to the portion of the Option which would have otherwise vested within the twenty-four (24) month period following the Change of Control (assuming the Participant would have remained employed) and become exercisable by the Participant. Thereafter, any unvested stock options shall continue to vest at the same rate they vested in prior to the Change of Control, so long as the Participant remains employed. In addition, if Participant’s employment is terminated within six months following a Change of Control or if Good Reason (as defined in the Employment Agreement) occurs within six months following a Change of Control, regardless of whether or not Participant terminates his employment, the entire remaining unvested portion of the Option shall become vested and immediately exercisable by Participant.

7. Provisions of the Plan.

This option is subject to the provisions of the Plan, a copy of which is furnished to the Participant with this option.

IN WITNESS WHEREOF, the Company has caused this option to be executed under its corporate seal by its duly authorized officer. This option shall take effect as a sealed instrument.

Voxware, Inc.

Dated: January 5, 2004	By:	/s/ Joseph A. Allegra
	Name:	Joseph A. Allegra
	Title:	Chairman

PARTICIPANT’S ACCEPTANCE

The undersigned hereby accepts the foregoing option and agrees to the terms and conditions thereof. The undersigned hereby acknowledges receipt of a copy of the Company’s 2003 Stock Incentive Plan.

PARTICIPANT: Thomas J. Drury, Jr.

/s/ Thomas J. Drury, Jr.

Address:

NOTICE OF STOCK OPTION EXERCISE

Date:

Voxware, Inc.

Lawrenceville Office Park

P.O. Box 5363

Princeton, New Jersey 08543

Attention: Treasurer

Dear Sir or Madam:

I am the holder of an Incentive Stock Option granted to me under the Voxware, Inc. (the “Company”) 2003 Stock Incentive Plan on                      for the purchase of                      shares of Common Stock of the Company at a purchase price of $             per share.

I hereby exercise my option to purchase                      shares of Common Stock (the “Shares”), for which I have enclosed              in the amount of             . Please register my stock certificate as follows:

Name(s):

Address:
Tax I.D. #:

Very truly yours,

(Signature)